4

                              Securities and Exchange Commission
                                   Washington, D. C. 20549

                                      Schedule 13G/A
                           Under the Securities Exchange Act of 1934
                                    (Amendment No. 2)

                                     Amazon.com Inc.
                                       Common Stock
                                  CUSIP Number 023135106

Date of Event Which Requires Filing of this Statement:     December 31, 2005

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 023135106

         1)    Name of reporting person:
                        Legg Mason Capital Management, Inc.
               Tax Identification No.:
                        52-1268629

         2)       Check the appropriate box if a member of a group:
                        a) x
                        b) n/a

         3)       SEC use only

               4) Place of organization:
                        Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        56,284,955
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   56,284,955

         9)     Aggregate amount  beneficially owned by each reporting person:
                  56,284,955

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)      Percent of class represented by amount in row (9): 13.58%
         12)      Type of reporting person: IA, CO

CUSIP No. 023135106

         1)    Name of reporting person:
                 Legg Mason Funds Management, Inc.
               Tax Identification No.:
                  52-2268681

         2)    Check the appropriate box if a member of a group: a) x b) n/a

         3)    SEC use only

         4) Place of organization: Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        10,252,544
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   10,252,544

         9)     Aggregate amount  beneficially owned by each reporting person:
                 10,252,544

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)      Percent of class represented by amount in row (9): 2.47%

         12)      Type of reporting person: IA, CO

CUSIP No. 023135106

          1)      Name of reporting person:
                        LMM LLC
                  Tax Identification No.:
                      52-2204753

         2)       Check the appropriate box if a member of a group:
                        a) x
                        b) n/a

         3)       SEC use only

               4) Place of organization: Delaware

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        9,200,000*
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   9,200,000*

         9)     Aggregate amount  beneficially owned by each reporting person:
                  9,200,000*

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)   Percent of class represented by amount in row (9):
                  2.22%*

         12)   Type of reporting person: IA, OO

    *Includes 2,500,000 shares that may be deemed to be beneficially owned by LMM LLC due to its beneficial ownership of certain options.

CUSIP No. 023135106

         1)   Name of reporting  person:
                        Legg Mason Focus Capital,Inc.
              Tax Identification No.:
                           52-2311719

         2)       Check the appropriate box if a member of a group:
                        a) x
                        b) n/a

         3)       SEC use only

         4)       Place of organization: Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:       118,600
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   118,600

         9)     Aggregate amount  beneficially owned by each reporting person:
                  118,600

         10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)   Percent of class represented by amount in row (9):
                 0.03%

         12)   Type of reporting person: IA, CO

CUSIP No. 023135106

         1)   Name of reporting person:
                  Legg Mason Value Trust, Inc.
                 Tax Identification No.:
                  52-1250327
         2)   Check the  appropriate  box if a member of a group:
                   a) n/a
                   b) n/a

         3)   SEC use only

         4)  Place of organization: Maryland

Number of shares beneficially owned by each reporting person with:
         5)   Sole voting power:            - 0 -
         6)   Shared voting power:          23,231,700
         7)   Sole dispositive power        - 0 -
         8)   Shared dispositive power:     23,231,700

         9)    Aggregate  amount  beneficially  owned  by each  reporting person: 23,231,700

         10)    Check if the aggregate  amount in row (9) excludes certain shares: n/a

         11)   Percent of class represented by amount in row (9):
                5.61%

         12)   Type of reporting person:
                IV, CO
           - - - - - - - - - - - - - - - - - - - - - - - - - - -  - - - - - - -

         Item 1a)     Name of issuer:
                                 Amazon.com Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           1200 12th Ave. South, Ste 1200
                           Seattle, WA  98144

         Item 2a)    Name of person filing:
                           Legg Mason Capital Management, Inc.
                           Legg Mason Funds Management, Inc.
                           LMM LLC
                           Legg Mason Focus Capital, Inc.

         Item 2b) Address of principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
           Legg Mason Capital Management, Inc. - Maryland corporation Legg Mason Funds Management, Inc. - Maryland corporation LMM LLC - Delaware limited liability company
           Legg Mason Focus Capital, Inc. - Maryland corporation

         Item 2d) Title of class of securities:
                                  Common Stock

         Item 2e)    CUSIP number:     023135106

        Item 3)If this statement is filed pursuant to Rule 13d-1(b),or 13d-2(b), check whether the person filing is a :
        (a) [ ] Broker or dealer  under  Section 15 of the Act.
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
        (c) [ ]  Insurance  Company as defined  in  Section 3(a)(6) of the Act.
        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
        (g) [ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
         (h) [X] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)      Amount beneficially owned: 75,856,099**

         (b)      Percent of Class: 18.30%**

         (c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)  shared  power to vote or to direct the vote:
                                    75,856,099**
                  (iii)  sole power to dispose or to direct the disposition of:
                                      - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    75,856,099**

     **Includes 2,500,000 shares that may be deemed to be beneficially owned by LMM LLC due to its beneficial ownership of certain options.

         Item 5) Ownership of Five Percent or less of a class:
                           n/a

        Item 6) Ownership of more than Five Percent on behalf of another person:

                          Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

                          The interest of one account, Legg Mason Value Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Capital Management, Inc., amounted to 23,231,700 shares or 5.61% of the total shares outstanding.

        Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                      Legg Mason Capital Management, Inc.-investment adviser Legg Mason Funds Management, Inc.-investment adviser
                      LMM LLC-investment adviser
                      Legg Mason Focus Capital, Inc.- investment adviser

         Item 9) Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - February 14, 2006

         Legg Mason Capital Management, Inc.


         By___________________________________________
                 Andrew J. Bowden, Senior Vice President

         Legg Mason Funds Management, Inc.


         By___________________________________________
                 Andrew J. Bowden, Senior Vice President

         LMM, LLC


         By____________________________________________
                 Jennifer Murphy, Chief Operations Officer

         Legg Mason Focus Capital, Inc.


         By____________________________________________
                 Robert G. Hagstrom, President


                                      Exhibit A
                              Joint Filing Agreement
                         --------------------------------------

                 This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

         Legg Mason Capital Management, Inc.


         By__________________________________________________
         Andrew J. Bowden, Senior Vice President

         Legg Mason Funds Management, Inc.


         By__________________________________________________
         Andrew J. Bowden, Senior Vice President

         LMM, LLC


         By__________________________________________________
         Jennifer Murphy, Chief Operations Officer

         Legg Mason Focus Capital, Inc.


         By____________________________________________
                 Robert G. Hagstrom, President

         Legg Mason Value Trust, Inc.


         By___________________________________________________
         Gregory T. Merz, Vice President